SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. )*

Guidance Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

401692 10 8

(CUSIP Number)

December 12, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gerard P. Lynch

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

1,000

6.	SHARED VOTING POWER

1,123,118

7.	SOLE DISPOSITIVE POWER

1,000

8.	SHARED DISPOSITIVE POWER

1,123,118

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,124,118

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Healey 2003 Family Trust u/t/a dated November 28, 2003

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

618,590

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

618,590

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,590

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.8%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Matthew R. Healey Trust-GST Exempt (Matthew Healey, Grantor) u/t/a dated May 23, 1988

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

126,132

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

126,132

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

126,132

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.6%

12.	TYPE OF REPORTING PERSON*

00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Samuel L. Healey Trust-GST Exempt (Matthew Healey, Grantor) u/t/a dated May 23, 1988

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

126,132

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

126,132

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

126,132

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.6%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Darrah M. Healey Trust-GST Exempt (Matthew Healey, Grantor) u/t/a dated May 23, 1988

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

126,132

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

126,132

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

126,132

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.6%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Timothy S. Healey Trust-GST Exempt (Matthew Healey, Grantor) u/t/a dated May 23, 1988

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

126,132

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

126,132

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

126,132

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.6%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).	Name of Issuer:

Guidance Software, Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

215 North Marengo Avenue

Pasadena, California 91101

Item 2(a).	Name of Persons Filing:

The persons reporting on this Schedule 13G are (collectively, the “Reporting Persons”):

•	Gerard P. Lynch;
•	Healey 2003 Family Trust u/t/a dated November 28, 2003 (“Healey 2003 Family Trust”);
•	Matthew R. Healey Trust-GST Exempt (Matthew Healey, Grantor) u/t/a dated May 23, 1988 (“Matthew R. Healey Trust”);
•	Samuel L. Healey Trust-GST Exempt (Matthew Healey, Grantor) u/t/a dated May 23, 1988 (“Samuel L. Healey Trust”);
•	Darrah M. Healey Trust-GST Exempt (Matthew Healey, Grantor) u/t/a dated May 23, 1988 (“Darrah M. Healey Trust”); and
•	Timothy S. Healey Trust-GST Exempt (Matthew Healey, Grantor) u/t/a dated May 23, 1988 (“Timothy S. Healey Trust”).

Gerard P. Lynch is the trustee of each of the trusts identified above (collectively, the “Trusts”), and therefore is deemed to beneficially own the shares of Common Stock (as defined below) of the shares held by the Trusts.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address for Gerard P. Lynch and each of the Trusts is 80 Tortoise Way, Vero Beach, Florida 32963.

Item 2(c).	Citizenship:

Gerard P. Lynch is a U.S. citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.001 (“Common Stock”).

Item 2(e).	CUSIP Number:

401692 10 8

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(i)            The Healey 2003 Family Trust owns 618,590 shares of Common Stock.

(ii)           The Matthew R. Healey Trust owns 126,132 shares of Common Stock.

(iii)          The Samuel L. Healey Trust owns 126,132 shares of Common Stock.

(iv)          The Darrah M. Healey Trust owns 126,132 shares of Common Stock.

(v)           The Timothy S. Healey Trust owns 126, 132 shares of Common Stock.

(vi)          Gerard P. Lynch, as trustee of each of the Trusts, is deemed to beneficially own the 1,123,118 shares of Common Stock held by the Trusts, and 1,000 shares of Common Stock that he personally owns.

(vii)         Collectively, the Reporting Persons beneficially own 1,124,118 shares of Common Stock.

(b)	Percent of class:

(i)            The Healey 2003 Family Trust’s ownership of 618,590 shares of Common Stock represents 2.8% of the outstanding shares of Common Stock.

(ii)           The Matthew R. Healey Trust’s ownership of 126,132 shares of Common Stock represents 0.6% of the outstanding shares of Common Stock.

(iii)          The Samuel L. Healey Trust’s ownership of 126,132 shares of Common Stock represents 0.6% of the outstanding shares of Common Stock.

(iv)          The Darrah M. Healey Trust’s ownership of 126,132 shares of Common Stock represents 0.6% of the outstanding shares of Common Stock.

(v)           Timothy S. Healey Trust’s ownership of 126,132 shares of Common Stock represents 0.6% of the outstanding shares of Common Stock.

(vi)          Gerard P. Lynch’s beneficial ownership of 1,124,118 shares of Common Stock represents 5.0% of the outstanding shares of Common Stock.

(vii)         Collectively, the Reporting Persons’ beneficial ownership of 1,124,118 shares of Common Stock represents 5.0% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote

Gerard P. Lynch has sole power to vote or direct the vote of 1,000 shares of Common Stock that he personally owns.

(ii)	Shared power to vote or to direct the vote

Gerard P. Lynch and the Healey 2003 Family Trust have shared power to vote or direct the vote of the 618,590 shares of Common Stock held by the Healey 2003 Family Trust.

Gerard P. Lynch and the Matthew R. Healy Trust have shared power to vote or direct the vote of the 126,132 shares of Common Stock held by the Matthew R. Healey Trust.

Gerard P. Lynch and the Samuel L. Healey Trust have shared power to vote or direct the vote of the 126,132 shares of Common Stock held by the Samuel L. Healey Trust.

Gerard P. Lynch and the Darrah M. Healey Trust have shared power to vote or direct the vote of the 126,132 shares of Common Stock held by the Darrah M. Healey Trust.

Gerard P. Lynch and the Timothy S. Healey Trust have shared power to vote or direct the vote of the 126,132 shares of Common Stock held by the Timothy S. Healey Trust.

(iii)	Sole power to dispose or to direct the disposition of

Gerard P. Lynch has the sole power to dispose or to direct the disposition of 1,000 shares of Common Stock that he personally owns.

(iv)	Shared power to dispose or to direct the disposition of

Gerard P. Lynch and the Healy 2003 Family Trust have shared power to dispose or to direct the disposition of the 618,590 shares of Common Stock held by the Healey 2003 Family Trust.

Gerard P. Lynch and the Matthew R. Healy Trust have shared power to dispose or to direct the disposition of the 126,132 shares of Common Stock held by the Matthew R. Healey Trust.

Gerard P. Lynch and the Samuel L. Healey Trust have shared power to dispose or to direct the disposition of the 126,132 shares of Common Stock held by the Samuel L. Healey Trust.

Gerard P. Lynch and the Darrah M. Healey Trust have shared power to dispose or to direct the disposition of the 126,132 shares of Common Stock held by the Darrah M. Healey Trust.

Gerard P. Lynch and the Timothy S. Healey Trust have shared power to dispose or to direct the disposition of the 126,132 shares of Common Stock held by the Timothy S. Healey Trust.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2(a) in lieu of an Exhibit.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	June 12, 2007

/s/ Gerard P. Lynch

Gerard P. Lynch, as Trustee of

each of the Healey 2003 Family Trust

u/t/a dated November 28, 2003;

Matthew R. Healey Trust-GST Exempt

(Matthew Healey, Grantor)

u/t/a dated May 23, 1988;

Samuel L. Healey Trust-GST Exempt

(Matthew Healey, Grantor)

u/t/a dated May 23, 1988;

Darrah M. Healey Trust-GST Exempt

(Matthew Healey, Grantor)

u/t/a dated May 23, 1988; and;

Timothy S. Healey Trust-GST Exempt

(Matthew Healey, Grantor)

u/t/a dated May 23, 1988;

/s/ Gerard P. Lynch
Gerard P. Lynch, Individually

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Guidance Software, Inc. dated June 12, 2007 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	June 12, 2007

/s/ Gerard P. Lynch

Gerard P. Lynch, as Trustee of

each of the Healey 2003 Family Trust

u/t/a dated November 28, 2003;

Matthew R. Healey Trust-GST Exempt

(Matthew Healey, Grantor)

u/t/a dated May 23, 1988;

Samuel L. Healey Trust-GST Exempt

(Matthew Healey, Grantor)

u/t/a dated May 23, 1988;

Darrah M. Healey Trust-GST Exempt

(Matthew Healey, Grantor)

u/t/a dated May 23, 1988; and;

Timothy S. Healey Trust-GST Exempt

(Matthew Healey, Grantor)

u/t/a dated May 23, 1988;

/s/ Gerard P. Lynch
Gerard P. Lynch, Individually